UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 8, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Codexis, Inc.
File No. 1-34705 - CF#36192

Codexis, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-K filed on April 2, 2013 and Forms 10-Q filed on November 12, 2013 and November 8, 2016.

Based on representations by Codexis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.25	10-K	April 2, 2013	through April 2, 2021
10.2	10-Q	November 12, 2013	through April 2, 2021
10.1	10-Q	November 8, 2016	through April 2, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary